Dear Shareholders:

This past year has been one of transition and growth for UroQuest Corporation. UroQuest successfully completed an initial public offering in October 1996 which included a merger with Bivona Medical Technologies to form UroQuest Medical Corporation. The combination of these two companies brought UroQuest's innovative urological technologies together with Bivona's 25 years of healthcare products manufacturing experience to create a medical device company capable of meeting the rigorous requirements of patients and healthcare providers now and in the years ahead.

Today, UroQuest is engaged in the development of innovative products for the management and diagnosis of both male and female urological disorders. The On-Command Catheter is designed to enable persons with either urinary incontinence or urinary retention to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing alternatives.

At Bivona Medical Technologies, we have 270 dedicated employees who produce over 500 different airway management products which are marketed in over 40 countries worldwide. We also provide contract manufacturing services and expertise for some of the world's largest medical products companies.

Everyone at UroQuest is dedicated to the task of developing innovative medical devices that can benefit patients throughout the world. Seeking to preserve and improve the quality of life for patients with challenging medical problems is the principle that guides our work. 1997 will be a busy year as we continue to press forward with this objective in mind.

We appreciate the efforts of all our employees and look forward to continuing to earn your support as a valued UroQuest shareholder.

Sincerely,


/s/ Terry E. Spraker, Ph.D.
President and Chief Executive Officer



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                          UroQuest Medical Corporation

                               1996 Annual Report

                                Table of Contents

Business............................................................................    3

Financial Section:

    Consolidated Balance Sheets.....................................................   13
    Consolidated Statements of Operations...........................................   14
    Consolidated Statements of Cash Flows...........................................   15
    Notes to Consolidated Financial Statements......................................   16
    Independent Auditors' Report....................................................   25
    Management's Discussion and Analysis............................................   26
    Selected Financial Data.........................................................   31
    Selected Quarterly Results of Operations (Unaudited)............................   32
    Market price for Common Stock (Unaudited).......................................   32

Officers and Directors..............................................................   33

Shareholder Information.............................................................   33



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

BUSINESS

   UroQuest Medical Corporation ("the Company") completed an initial public offering of its Common Stock on October 30, 1996 (the "IPO"). Prior to the IPO, the Company changed its name from "UroQuest Corporation" to "UroQuest Medical Corporation" and reincorporated from the State of Florida to the State of Delaware. In connection with the IPO, the Company completed the acquisition of BMT, Inc., an Indiana corporation, and its wholly owned subsidiary, Bivona, Inc., an Indiana corporation (collectively, "BMT"), pursuant to which BMT became a wholly owned subsidiary of the Company as described below.

   The Company's other wholly owned subsidiary is UroCath Corporation, a Florida corporation ("UroCath"). Unless the context of this Report requires otherwise,
(i) references to the "Company" refer to UroQuest Medical Corporation and each of its wholly owned subsidiaries, including the business and operations of BMT from October 30, 1996 (the date of the BMT acquisition), and (ii) references to "UroQuest" refer to UroQuest Medical Corporation and UroCath, excluding the business and operations of BMT.

   UroQuest was formed to design, develop and market advanced products for the management and diagnosis of both male and female urological disorders. UroQuest's principal product, the On-Command Catheter, is an intraurethral (inside the urethra) catheter incorporating a proprietary anchoring system and a proprietary patient controlled, magnetically activated valve used to regulate urine flow. The On-Command Catheter is designed to enable persons with either urinary incontinence or urinary retention to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing management alternatives, including intermittent, Foley, external and suprapubic catheters, diapers and absorbents, and penile clamps. Clinical trials of the On-Command Catheter have demonstrated the utility of the device in managing male urinary outflow disorders. The results of the clinical trials have shown an overall symptomatic urinary tract infection ("UTI") rate of less than 3% for all device insertions during the trials. This rate is significantly lower than the rate of infection generally associated with the use of Foley catheters. Of the patients included in the trials, approximately 90% found the Male On-Command Catheter maintained continence, was comfortable to wear and easy to use.

   Clinical trials of the Male On-Command Catheter have been conducted at eight sites in the United States under an Investigational Device Exemption ("IDE") application approved by the United States Food and Drug Administration (the "FDA"). The results to date, while promising, are preliminary and additional clinical testing is required before any definitive conclusions can be reached concerning the general use of the On-Command Catheter. Consequently, UroQuest is conducting a controlled, randomized clinical study under an approved IDE application at several investigational sites in the United States. An IDE application for the Female On-Command Catheter was approved in March 1996 and UroQuest has obtained Institutional Review Board ("IRB") approval at two investigational sites and is conducting a non-randomized pilot evaluation prior to initiating a controlled, randomized study.

   In October 1996, UroQuest acquired BMT. BMT designs, develops, manufactures and markets a line of proprietary silicone medical device products used to manage airway problems, as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. The acquisition was effected through a merger of BMT with and into an acquisition subsidiary of the Company pursuant to which shareholders of BMT received, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of the Company's Common Stock. The acquisition has enabled the Company to control its own production source while providing necessary capacity and flexibility in the manufacturing process. The acquisition has also expanded the Company's limited product line and experience which previously focused primarily on the On-Command Catheter. The product development and production expertise of BMT is also being utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders.


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UROLOGY PRODUCTS

   The On-Command Catheter is an intraurethral catheter incorporating a proprietary anchoring system and a proprietary patient controlled, magnetically activated valve used to regulate urine flow. The On-Command Catheter is designed to enable persons with either incontinence (the inability to control one's urinary function, leading to frequent involuntary urine leakage from the bladder) or retention (the inability to voluntarily and spontaneously empty one's bladder) to manage their condition without the restricted mobility, medical complications, discomfort and embarrassment generally associated with many of the existing management alternatives including intermittent, Foley, external and suprapubic catheters, diapers and absorbents, and penile clamps.

   Unlike most of the widely used incontinence management products, which are designed to capture urine flow in an external container or absorbent medium, the On-Command Catheter enables the incontinent person to remain dry without interfering with normal lifestyle activities and without the associated medical and psychological problems. Furthermore, unlike most of the widely used products for the management of retention, which result in severe lifestyle restrictions, the On-Command Catheter allows the patient with retention to empty the bladder conveniently and without the potential complications associated with the use of an external collection bag or the need for intermittent catheterization ("IC").

   The principal features of the On-Command Catheter include:

   - Patient Control. The On-Command Catheter enables persons with either incontinence or retention to maintain control of their urinary outflow. The On-Command Catheter prevents urine from leaving the urinary tract until the incontinent person chooses to void, enabling such a person to remain dry. The On-Command Catheter allows the patient with retention to void when desired and without the need for IC.

   - Non-Surgical Application. The On-Command Catheter is designed to be a relatively low-risk, non-surgical management application for urinary outflow problems when compared to surgery or permanently implanted devices. This is particularly important due to the uncertainty and complications of invasive treatments, or when the longevity of the patient is in question.

    - Ease of Use. The operation of the On-Command Catheter is simple and efficient for the patient. The device is also easy for the physician to understand, size and insert because it shares several common design features with other commonly used indwelling catheters, such as the Foley catheter. There is no initial capital or inventory investment required and only minimal training is necessary for a physician to become proficient in the use of the device.

   - Convenience and Enhanced Lifestyle. The proprietary intraurethral design of the On-Command Catheter eliminates the need for external collection bags and absorbents that can restrict mobility and compromise lifestyle. Periodic replacement is also convenient when compared to products like diapers, intermittent catheters and urethral plugs which must be changed or replaced multiple times per day.

   - Lower Incidence of Complications. The On-Command Catheter, because of its intraurethral design, is believed to result in fewer complications than other products designed for the treatment or management of urinary outflow problems. Incontinent persons are likely to stay dry, reducing the risks of rashes, skin irritations, urethral strictures and other complications.

   - Reduced Infection Rate. Male patients with either incontinence or retention have been shown in the Company's clinical trials to have lower symptomatic UTI rates while using the Male On-Command Catheter, when compared with infection rates generally associated with the use of Foley catheters.


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

   - Cost Effectiveness. The Company believes that less frequent replacement of the On-Command Catheter should provide a competitive cost advantage over products that are changed daily or multiple times per day. In addition, the Company anticipates that the overall treatment cost using the On-Command Catheter will be lower due to a reduced incidence of complications and side effects, as well as patient transfers into institutionalized settings.

   Urinary outflow dysfunction can result from a wide range of diseases, surgical complications or other factors affecting anatomic structures, autonomic reflexes or neurologic function. As a result, it is difficult for a single treatment or management alternative to effectively address every specific condition. There are certain specific patients who would not be able to benefit from the clinical and lifestyle advantages of the On-Command Catheter. First, patients who have limited motor function or dementia may not be able to effectively activate the magnetic valve. Second, the anatomy of patients who have low bladder capacity or bladder instability may not be able to accommodate an intraurethral device such as the On-Command Catheter. Finally, patients with other physical limitations such as excessive obesity or retracted penis may not be able to use the On-Command Catheter.

   Male On-Command Catheter

   The Male On-Command Catheter consists of two separable units, the intraurethral catheter portion and the detachable inflator section. When the two units are connected, prior to use, the device closely resembles a Foley catheter. The device is inserted non-surgically through the urethra in a simple five-minute procedure. Two balloons are inflated, one in the bladder to seal the bladder neck and one in the urethra on the downstream side of the prostate gland to anchor the device. The inflator portion is then detached and discarded, allowing the device to reside completely inside the urethra with no exposed components, thereby reducing the risk of infection. The device is designed to remain in place for up to 30 days.

   The proprietary magnetic control valve is located at the outlet end of the catheter section. This valve can be opened by simply placing a matchbook sized magnet externally along the underside of the penis, allowing the urine to flow. Removing the magnet closes the valve, shutting off the flow of urine and keeping the patient dry. Both insertion and removal procedures are non-surgical, take only a few minutes and are easily accomplished by medical staff or other caregivers. The Company offers a range of sizes, and uses a proprietary sizing catheter to ensure appropriate fit. The sizing catheter is easy for physicians to use and ensures a comfortable and customized fit in a variety of anatomies.

   Female On-Command Catheter

   The Female On-Command Catheter also employs a catheter with a detachable inflator section and a magnetically activated valve. The device is shorter than the Male On-Command Catheter and substitutes the urethral anchoring balloon with a small rounded external cap which anchors the device in place beneath the labial folds of the vagina. The device is designed to remain in place for up to 30 days making it more convenient than many other products requiring multiple changes per day. Because the external anchoring cap extends past the urethral opening, symptomatic UTI rates in the Female On-Command Catheter are expected to be higher than the Male On-Command Catheter which resides entirely inside the urethra. The procedures for insertion, voiding and removal are similar to those for the male device.

CLINICAL TRIALS

   Initial clinical trials of the Male On-Command Catheter were conducted by Surgitek, Inc. ("Surgitek"), a prior licensee of the Company's technology, from 1989 to 1992. The trials evaluated a minimum of three successive device insertions for a period of 30 to 37 days each in male patients with either incontinence or retention. A total of 49 patients were enrolled receiving an aggregate of 201 Male On-Command Catheter insertions. The longest trial period on any patient was 32 months, with the patient receiving a total of 30 device insertions.


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

The clinical trials demonstrated the utility of the Male On-Command Catheter in managing urinary outflow problems. The results of the clinical trials showed an overall symptomatic UTI rate of less than 3% for all device insertions during the trials. This rate is significantly lower than the rate of infection generally associated with the use of Foley catheters. The Company believes that the results are due, in part, to the entirely indwelling design of the Male On-Command Catheter which is not subject to bacterial influx from external tubing and collection systems typically associated with a Foley catheter. In addition, the proprietary anchoring system caused no adverse effects to the urethra or bladder.

   In the Surgitek trials, the Male On-Command Catheter initially experienced a high degree of mechanical failure; however, the device's performance improved substantially as the design, manufacturing procedures, testing protocols and insertion techniques were modified and enhanced. Complications other than symptomatic UTI primarily included migration, mis-sizing and bladder spasms. Notwithstanding the foregoing, approximately 90% of the patients included in the trials found the Male On-Command Catheter maintained continence and was comfortable to wear and easy to use.

   UroQuest submitted a 510(k) application to the FDA in July 1994 based on the clinical data collected by Surgitek. UroQuest was notified by the FDA that the clinical trials were deficient in certain respects, particularly with respect to the design of the trials, which had an insufficient number of patients and was not structured as a controlled, randomized study. In response to the FDA, the Company designed a controlled, randomized study of the Male On-Command Catheter and filed an IDE application that was approved in July 1995.

   The controlled, randomized study was initially started in September 1995 and then stopped in order to diagnose and correct a component assembly problem causing migration of the device away from the bladder. UroQuest initiated two non-randomized pilot studies to evaluate several assembly and manufacturing procedures designed to correct the problem and incorporate other improvements, including a modified magnetic valve and a new sizing catheter and procedure to enhance the patient fit of the device. UroQuest completed the pilot studies prior to recommencing the controlled, randomized study in December 1996.

   The purpose of the randomized study is to confirm prior clinical results and demonstrate the safety and efficacy of the Male On-Command Catheter when compared to a Foley catheter in managing urinary outflow dysfunction. The study protocol includes the evaluation of a single device insertion for a period of up to 30 days. The duration of the study is seven weeks per patient, including enrollment and both pre-insertion and post-insertion examinations. Study endpoints include comparison of symptomatic UTI rates, physical changes to the bladder and urethra and patient assessment of quality of life between study groups.

   In January 1997, UroQuest obtained clarification from the FDA that the Male and Female On-Command Catheters would be regulated through a PMA process. The FDA also re-examined the IDE protocol being used in the Company's ongoing controlled, randomized study and indicated that the study design should be sufficient to support a PMA filing.

   The IDE for the Female On-Command Catheter was approved in March 1996 by the FDA and UroQuest has obtained IRB approval at two investigational sites. As part of the approved IDE, the Company is conducting a non-randomized pilot evaluation to test protocols and procedures prior to initiating the controlled, randomized study. Once the pilot study is completed and the data analyzed, UroQuest will design the necessary studies to support the clinical indications and claims sought.

MARKETING AND SALES OF THE ON-COMMAND CATHETER

   At this time, UroQuest's marketing strategy is to market the On-Command Catheter directly in the United States to physicians and their patients while using marketing collaborations for institutions (nursing home and hospital care) and international markets. The Company's marketing strategy is designed to create awareness and promote the On-Command Catheter as the preferred alternative for the management of lower


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urinary tract problems in men and women. The Company's initial marketing efforts will be directed toward urologists, uro-gynecologists and primary care physicians whose patients are seeking relief from urinary outflow problems.

   The On-Command Catheter represents a new management modality for urinary outflow dysfunction, and there can be no assurance that the On-Command Catheter will gain any significant degree of market acceptance among physicians, health care payers or patients, even if necessary domestic or international regulatory and reimbursement approvals are obtained. Patient acceptance of the device will depend on many factors, including physician recommendations, the degree, rate and severity of potential complications, the cost and benefits compared to competing products, lifestyle implications, available reimbursement and other considerations. Failure of the On-Command Catheter to achieve substantial market acceptance would have a material adverse effect on the Company's business, financial condition and results of operations.

   Domestic Sales

   The Company intends to implement its marketing strategy through clinical sales specialists who will educate and train physicians and patients. These specialists will include field-based paraprofessionals, nurse practitioners and professional sales representatives with experience demonstrating medical products and procedures. Initially, the Company will target the sunbelt region of the United States where there is a greater percentage of older persons in whom the incidence of urinary dysfunction is higher. The Company then intends to expand its sales efforts into other areas of the country.

   The Company believes that many patients using currently available products to manage incontinence and retention are dissatisfied with such products. Patient awareness of the benefits of the On-Command Catheter will be created through the use of selected print advertising, incontinence advocacy group sponsorship, prostate cancer newsletters and other targeted promotions. The objective will be to inform patients that a new management option is available and provide them with a toll free phone number to call for more information. Callers will be provided with the names of physicians in the patient's area who have been trained by the clinical sales specialist, have adopted the On-Command Catheter for their patients and are prepared to evaluate the clinical suitability of the patient. The Company's strategy is to identify reference physicians in selected geographic areas to provide a referral network for patients seeking management alternatives. Timing of the media awareness campaign will be carefully orchestrated to coincide with the physician training. The Company's direct sales activities will also be augmented through attendance and participation in trade shows and organizational meetings specifically related to urology and urinary dysfunction and through the publication of scientific papers discussing the results of expanded clinical development work.

   Based on market research commissioned by the Company, the Company believes its initial target market includes men who have incontinence or retention whose condition does not preclude them from using a medical device and who meet certain additional criteria including age, manual dexterity and dissatisfaction with their current management modality. This research also indicates that over one million men are currently using a catheter-type device to manage urinary outflow problems. The Company believes that patients currently using these devices will be the first to recognize the benefits of the On-Command Catheter. These male patients are accustomed to catheters, see their physician on a regular basis, and are believed to be the most receptive to alternative management methods. Patients using absorbents who are dissatisfied with the wetness, odor, discomfort and embarrassment associated with diapers are also primary targets.

   The Company is targeting women with moderate to severe stress incontinence who require some form of continuous management and are dissatisfied with wearing diapers and pads. The Company estimates that this represents a target market of one and one-half million women in the United States. The Company intends to introduce the Female On-Command Catheter initially through the physicians who have had prior experience with the Male On-Command Catheter and are treating female patients with similar profiles.

   The Company expects eventually to add managed care specialists to address the unique requirements of capitated health care systems including hospitals, HMOs and nursing homes. The products will be sold on the


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

basis of pharmacoeconomic results and the overall cost effectiveness versus other management and treatment modalities. The Company plans to analyze and use the most appropriate distribution method to reach these institutional markets.

   To date, the Company has not sold any On-Command Catheter products and does not currently employ any marketing or sales employees for such device. There can be no assurance that the Company can attract and retain its own qualified marketing and sales personnel or otherwise design and implement an effective marketing and sales strategy for the On-Command Catheter. The failure to establish and maintain effective marketing, sales and distribution channels for the Company's products, or to attract and retain qualified sales personnel to support commercial sales of the Company's products, would have a material adverse effect on the Company's business, financial condition and results of operations.

   International

   International marketing efforts are initially being directed at Europe and Japan. International sales are expected to be made through independent foreign distribution arrangements. UroQuest signed a letter of intent with B. Braun Biotrol ("Braun"), a European-based multinational medical device company , in February 1996. As part of the agreement, Braun is required to initiate clinical trials prior to the negotiation of a definitive distribution agreement. It is anticipated that Braun will commence a clinical trial in France during 1997. There can be no assurance that the study will be initiated during that time frame. Preliminary discussions are currently underway with other potential distributors in Japan and other Pacific Rim countries. There can be no assurance that the Company will be successful in establishing or maintaining effective marketing, sales and distribution channels internationally.

   International sales may be adversely affected by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, distributor difficulties, communications problems, fluctuations in foreign currency rates, foreign competition and other factors. Any one or more of these factors could limit the Company's international sales and have a material adverse effect on the Company's business, financial condition and results of operations.

AIRWAY MANAGEMENT PRODUCTS AND OEM SALES

   The Company manufactures and markets a series of proprietary airway management products under the BMT label. These products consist primarily of silicone based medical devices used in a wide variety of clinical applications, including tracheostomy and endotracheal tubes for airway management and voice prostheses for voice restoration. The Company also produces a range of complex catheter type products on an OEM and private label basis for other medical device companies in areas that include gastrointestinal feeding, esophageal management, cardiac perfusion, hyperalimentation and dialysis.

   The Company uses a small direct sales force to market its proprietary airway management products to medical specialists including ear, nose and throat ("ENT") surgeons, respiratory therapists, speech pathologists and anesthesiologists. A group of specialty medical dealers is used in international markets. Approximately 20% of the Company's net sales are currently derived from sales in international markets.

   The current proprietary airway management product line includes over 400 different products sold to approximately 9,000 customers in 40 different countries. The OEM product line includes approximately 500 additional products sold to about 20 different companies, most of which are Fortune 500 medical device companies. For the year ended December 31, 1996, OEM sales accounted for approximately 40% of the Company's net sales. Sales to Abbott Laboratories accounted for approximately 20% of total net sales. Although the Company intends to continue developing its OEM business, there can be no assurance that it will be successful in its efforts or that its OEM customers will react favorably to the acquisition of BMT by the Company. The loss of Abbott Laboratories or other OEM customers could have a material adverse effect on the Company's business, financial conditions and results of operations.


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   The OEM business is serviced by a team of contract sales agents with support from the Company's engineering staff. The Company is positioned as a value added manufacturer providing complete product development, regulatory affairs, manufacturing and packaging service. The Company emphasizes its broad expertise in complex catheter manufacturing, silicone fabrication techniques and surface enhancement technologies.

MANUFACTURING

   Through BMT, the Company currently produces limited quantities of the On-Command Catheter for use in its clinical trials. The manufacturing facilities are currently operated in compliance with existing FDA-mandated Good Manufacturing Practices ("GMPs") and have passed inspection repeatedly by the FDA, as well as the United Kingdom's Department of Health.

   The business of BMT has been specialized in the manufacture of medical devices using predominantly silicone technology for 25 years. BMT manufactures a broad range of silicone-based catheter-type products used in various segments of the health care industry. BMT has obtained ISO-9001 certification from BSI Product Certification of the United Kingdom, which is based on adherence to established standards in the area of quality assurance and manufacturing process control, and CE mark status.

   The Company purchases certain of the components used to manufacture the On-Command Catheter from several single source suppliers, with whom the Company has no long-term agreements. Any interruptions or delays associated with any component shortages, particularly as the Company scales up its manufacturing activities in support of commercial sales of the On-Command Catheter, could have a material adverse effect on the Company's business, financial condition and results of operations.

   The Company's manufacturing capabilities include custom compounding, where special pigmentation, radiopacity agent, or unique ratio blending are necessary to customize end product performance specifications. Liquid silicones and high consistency silicones are utilized in injection, transfer, compression, insert or blow molding processes to manufacture components in a variety of custom configurations. The Company also has the capability to extrude single or multi-lumen tubing, special round or compound profiles or even coextrusion with other silicone or non-silicone substrates in a range of sizes from as small as 0.002" inside diameter tubing to as large as 1.6" outside diameter. In some cases, these basic processes yield a finished device. In most cases these molded or extruded products become the components and/or subassemblies from which a broad range of catheter-type devices are manufactured, including the On-Command Catheter.

   The Company has extensive assembly and fabrication capabilities. The molded or extruded silicone components are combined together with any number of non-silicone components to produce a variety of products. In addition to both Class 100,000 and Class 10,000 certified cleanroom assembly and packaging capability, the Company's other custom assembly processes include adhesiving, bonding, potting, forming, porting, drilling, notching, cutting, printing, coating, dispensing and reinforcing with wires or other non-silicone substrates. In addition, the Company has developed proprietary surface enhancement technologies and processes which provide a wide range of alternative product characteristics. Over 800,000 silicone catheter-type devices are currently manufactured annually and the Company currently has excess manufacturing capacity.

   The manufacture of the On-Command Catheter over the past two years has included design and process steps which have evolved over this period to its current design. The processes and techniques required to manufacture and assemble the On-Command Catheter are similar to those currently used by the Company to manufacture other silicone catheter-type devices. The On-Command Catheter also requires the procurement of several non-silicone components. The sources for each component have been identified and a limited inventory of certain components is currently available. In addition, the Company is seeking to develop alternative sources for such components.

   The Company may encounter difficulties, delays and significant expenses in scaling up production of the On-Command Catheter, including potential problems involving production yields, quality control, component supply and shortage of qualified personnel. The Company may also experience higher than expected manufacturing costs that could prevent the Company from selling the On-Command Catheter at a commercially reasonable price. Notwithstanding BMT's manufacturing expertise, there can be no assurance that difficulties or unfavorable costs will not be encountered in mass-production of the On-Command Catheter and, in such event, these difficulties or costs could result in a material adverse effect on the Company's business, financial condition and results of operations.

   Many raw materials used in the manufacturing process are subject to various environmental laws and regulations. Proper disposal of waste including metals and chemicals used in the manufacturing process is a major consideration for medical device manufacturers. In the event of a violation of environmental laws, the Company could be held liable for damages, the costs of remedial actions and could also be subject to revocation of permits necessary to conduct its business. Any such revocations could require the Company to cease or limit production at its facilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is also subject to environmental laws relating to the storage, use and disposal of chemicals, solid waste and other hazardous materials, as well as air quality regulations. Changes or restrictions on discharge limits, emissions levels, or material storage or handling might require a high level of unplanned capital investment and/or subsequent relocation. There can be no assurance that the Company will be able to comply with the discharge levels mandated or that the costs of complying with such regulations will not require additional capital expenses. Furthermore, there can be no assurance that compliance with such regulations will not have a material adverse effect on the Company's business, financial condition and results of operations.

RESEARCH AND DEVELOPMENT

   The Company's current research and development efforts are focused primarily on broadening the number of On-Command configurations to address additional clinical indications, as well as developing the Snap-Shot Urine Chemistry Test System. The Company also intends to continue to build upon its clinical knowledge and relationships to develop additional advanced, innovative products for the management, treatment and diagnosis of other urological problems. Accordingly, the Company intends to continue to devote significant funds to its research and development activities.

   The Company has a fully-staffed pilot production laboratory with a range of capabilities including product molding, extrusion, testing and assembly as well as extensive experience in silicone manufacturing and in materials selection for specific applications. The research and development staff consists of 8 engineers and 14 skilled technicians.

   On-Command Convertible Catheter

   The On-Command Convertible Catheter is being developed for use in patients requiring temporary bladder management in a clinical setting where a Foley or intermittent type catheter would normally be used to monitor urine output and chemistry and evaluate kidney function. With the inflator portion attached, the On-Command Convertible Catheter would function like a Foley catheter allowing for continuous bladder drainage. When continuous monitoring is no longer necessary and continence has not yet returned, the inflator portion of the On-Command Convertible Catheter can be disconnected and the device then functions in the controlled flow mode. The patient can then move about without restriction or without the attendant problems associated with an indwelling Foley catheter, external tubing and collection bag.

   On-Command Control Catheter

   The On-Command Control Catheter is being developed for use with semi-ambulatory or bed-ridden patients in long-term or home care environments. The On-Command Control Catheter incorporates a mechanical valve mechanism that can be easily opened or closed by a caregiver to facilitate patient voiding. The Company believes the device will be useful in the management of incontinence in nursing homes and extended care settings, replacing adult diapers, Foley catheters, male external catheters and suprapubic catheters.

   Snap-Shot Urine Chemistry Test System

   The urine chemistry test system, to be identified under the trademark "Snap-Shot," is a simple disposable device used for the chemical analysis of urine samples. The product is a completely closed system in which urine can be easily collected and tested for various chemical components. Because urine is a body fluid that can potentially transmit dangerous diseases, OSHA has mandated the use of precautionary measures when handling such fluids. The use of gloves, gowns, face protection and special ventilation and disposal for these supplies, as well as the specimen, raises the cost of urinalysis performed in a physician's office.


   The Snap-Shot is designed to ensure compliance with OSHA safety regulations for the safe handling of body fluids during testing procedures. The Company is not aware of any other manual urinalysis device which is either currently on the market or under development which complies with these regulations. The Company believes that the Snap-Shot will be classified as a Class I device, and therefore the Company will seek FDA marketing clearance or approval through a 510(k) premarket notification. The Snap-Shot is in the prototype stage of development and there can be no assurance that the Company will be able to develop it as a product that will be accepted by the market or generate significant sales. The Company has not sold any Snap-Shot products to date.

PATENTS AND PROPRIETARY RIGHTS

   The Company's success will depend, in part, on its ability to obtain and maintain patent protection for its products, to preserve its trade secrets and to operate without infringing the proprietary rights of third parties. The Company's strategy regarding the protection of its proprietary rights and innovations is to seek patents on those portions of its technology that it believes are patentable and to protect as trade secrets other confidential information and proprietary know-how.

   UroQuest holds ten United States patents, eight of which relate to the On-Command Catheter, numerous foreign patents, five United States patent applications and various foreign patent applications pending. One United States patent and two patent applications relate to the Snap Shot chemistry test system. The issued United States patents include both method and device claims. UroQuest's first two patents, which relate to the On-Command Catheter, expire in 2000 and 2001 and the remainder of all other patents, including six related to the On-Command Catheter, expire in the years from 2007 through 2014. In addition, BMT holds fifteen Unites States patents and nine foreign patents relating to proprietary airway management products. Except for two patents that expire in 1999 and 2000, theses patents have expiration dates ranging from 2002 to 2014. The Company believes that its patents contain claims which may provide a substantial competitive advantage to the Company. However, there can be no assurance that the Company's issued patents, or any patents which may be issued as a result of the Company's applications, will offer any degree of protection. Moreover, there can be no assurance that any of the Company's patents or patent applications will not be challenged, invalidated or circumvented in the future. In addition, there can be no assurance that competitors, many of whom have substantial resources and have made significant investments in competing technologies, will not apply for and obtain patents that will prevent, limit or interfere with the Company's ability to make, use or sell its products either in the United States or internationally.

   Some of the technology used in, and that may be important to, the Company's products is not covered by any patent or patent application of the Company. Therefore, the Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through proprietary information agreements with certain employees, consultants and other parties. The Company's proprietary information agreements with employees and consultants contain standard confidentiality provisions and, in certain instances, require such individuals to assign to the Company, without additional consideration, any inventions conceived or reduced to practice by them while employed or retained by the Company, subject to customary exceptions. There can be no assurance that proprietary information agreements with employees, consultants and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Moreover, litigation associated with the enforcement by the Company of its trade secrets and proprietary know-how can be lengthy and costly, with no guarantee of success.

   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and companies in the medical device industry have employed intellectual property litigation to gain a competitive advantage. The Company is aware of patents held by other participants in the urological disorder management market, and there can be no assurance that the Company will not in the future become subject to patent infringement claims and litigation or interference proceedings before the United States Patent and Trademark Office (the "PTO").

   Any litigation or interference proceedings would result in substantial expense to the Company and significant diversion of attention by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties or require the Company to seek licenses from third parties. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent the Company from manufacturing and selling its products, which would have a material adverse effect on the Company's business, financial condition and results of operations.

   To date, no claims have been brought against the Company alleging that its technology or products infringe intellectual property rights of others. However, there can be no assurance that such claims will not be brought against the Company in the future or that any such claims will not be successful.

   The Company seeks to protect its trademarks through registration. On-Command(R) is a registered trademark of UroQuest. In addition, UroQuest has filed intent to use applications for other marks which have been approved by the PTO. BMT also holds four registered trademarks, including Bivona(R), Fome-Cuf(R), Aire-Cuf(R) and Saf T Flo(R) and 16 trademarks for which United States and foreign registrations are pending. There can be no assurance, however, that registration of the Company's trademarks will provide any significant protection.

                          UROQUEST MEDICAL CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                                                        December 31,
                                                                               -----------------------------
                                ASSETS                                            1996              1995
                                                                               ------------     ------------
Current assets:
    Cash ..................................................................    $ 12,694,047     $  1,113,594
    Accounts receivable, net of allowance for doubtful accounts
      of $60,000 (note 4) .................................................       2,161,849               --
    Inventories (notes 2 and 4) ...........................................       2,622,812            9,590
    Prepaid expenses and other current assets .............................         226,040           14,311
    Income tax receivable .................................................         145,808               --
    Deferred income taxes (note 6) ........................................         124,000               --
                                                                               ------------     ------------
       Total current assets ...............................................      17,974,556        1,137,495
                                                                               ------------     ------------

Property, plant and equipment, net  (notes 3 and 4) .......................       4,542,950          142,321

Intangibles, at cost, less accumulated amortization of $476,883 in 1996
    and $181,949 in 1995 ..................................................      12,522,011          441,211
                                                                               ------------     ------------
       Total assets .......................................................    $ 35,039,517     $  1,721,027
                                                                               ============     ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Notes payable under line of credit (note 4) ...........................    $    150,000     $         --
    Current portion of long-term debt (note 4) ............................         442,364               --
    Accounts payable ......................................................         721,984          200,416
    Accrued compensation ..................................................         146,460           76,983
    Accrued selling and distribution expenses .............................         137,500               --
    Other accrued expenses ................................................         384,958            6,502
    Secured promissory notes (note 4) .....................................         390,000
                                                                               ------------     ------------
       Total current liabilities ..........................................       1,983,266          673,901
                                                                               ------------     ------------

Long-term liabilities:
    Deferred income taxes (note 6) ........................................         782,500               --
    Long-term debt (note 4) ...............................................       1,787,437               --
                                                                               ------------     ------------
       Total long-term liabilities ........................................       2,569,937               --
                                                                               ------------     ------------

    Commitments (note 9)

Stockholders' equity (note 5): Convertible preferred stock, $.001 par value:
      Series D:  Converted to 628,573 shares of common stock upon
       close of initial public offering ...................................              --              629
      Series A:  Converted to 90,486 shares of common stock upon
       close of initial public offering ...................................              --               90
      Series B:  Converted to 273,020 shares of common stock upon
       close of initial public offering ...................................              --              273
      Series C:  Converted to 260,593 shares of common stock upon
       close of initial public offering ...................................              --              261
    Voting common stock, $.001 par value; 31,000,000
        shares authorized;  11,844,602 and 2,947,516 shares issued and
       outstanding as of December 31, 1996 and 1995, respectively .........          11,845            2,948
    Non-voting common stock, $.001 par value; Converted to 285,715
       shares of common stock upon close of initial public offering .......              --              286
    Additional paid-in capital ............................................      36,203,483        4,088,237
    Deferred compensation .................................................         (62,706)              --
    Accumulated deficit ...................................................      (5,666,308)      (3,045,598)
                                                                               ------------     ------------
       Total stockholders' equity .........................................      30,486,314        1,047,126
                                                                               ------------     ------------
Total liabilities and stockholders' equity ................................    $ 35,039,517     $  1,721,027
                                                                               ============     ============


See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 Years ended December 31,
                                       -------------------------------------------
                                          1996            1995            1994
                                       -----------     -----------     -----------
Net sales .........................    $ 2,299,895     $        --     $     2,801

Cost of sales .....................      1,308,730              --           2,381
                                       -----------     -----------     -----------
  Gross profit ....................        991,165              --             420
                                       -----------     -----------     -----------

Operating expenses:
  Research and development ........      2,173,312       1,106,631         431,295
  General and administrative ......      1,091,857         397,523         483,399
  Sales and marketing .............        297,587          46,262          30,257
  Amortization of goodwill ........         90,982              --              --
                                       -----------     -----------     -----------
    Total operating expenses ......      3,653,738       1,550,416         944,951
                                       -----------     -----------     -----------

Operating loss ....................     (2,662,573)     (1,550,416)       (944,531)

Other income (expense):
  Interest expense ................        (82,364)        (54,809)        (29,939)
  Interest income .................        124,227          60,688           4,284
  Other, net (note 8) .............             --          30,790        (235,008)
                                       -----------     -----------     -----------
                                            41,863          36,669        (260,663)

Provision for income taxes (note 6)             --              --              --
                                       -----------     -----------     -----------

     Net loss .....................    $(2,620,710)    $(1,513,747)    $(1,205,194)
                                       ===========     ===========     ===========

Net loss per common share .........    $     (0.45)    $     (0.36)    $     (0.36)
                                       ===========     ===========     ===========

Weighted average number of common
 shares outstanding ...............      5,768,198       4,156,968       3,382,974
                                       ===========     ===========     ===========


See accompanying notes to consolidated financial statements.

                          UROQUEST MEDICAL CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                      Years ended December 31,
                                                                          ----------------------------------------------
                                                                              1996             1995             1994
                                                                          ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss ........................................................    $ (2,620,710)    $ (1,513,747)    $ (1,205,194)
     Adjustments to reconcile net loss to net
       cash used in operating activities:
     Depreciation and amortization ...................................         430,689          139,022           58,244
     Write-off of in-process research and development costs ..........         783,000               --               --
     Issuance of Common Stock in
       exchange for consulting services ..............................              --               --           11,367
     Provisions for loss on receivables ..............................          38,541              614          235,008
     Provisions for inventory reserve ................................          45,000               --               --
     Changes in operating assets and liabilities:
         Accounts Receivable .........................................         155,432               --               --
         Inventories .................................................          98,597           (9,590)              --
         Prepaid expenses and other current assets ...................          (4,604)         (12,221)              --
         Accounts payable ............................................          57,240          116,291           26,008
         Amounts payable to related parties ..........................              --          (31,404)         (66,500)
         Accrued expenses ............................................         250,283           28,550           54,935
         Deferred income taxes .......................................         (14,000)              --               --
         Income taxes ................................................        (254,541)              --               --
                                                                          ------------     ------------     ------------
               Net cash used in operating activities .................      (1,035,073)      (1,282,485)        (886,132)

 CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of property and equipment .............................        (132,143)         (83,468)        (159,819)
     Purchases of patents and trademarks .............................              --               --         (400,000)
     Business acquisition, net of cash acquired (note 7) .............      (9,900,262)              --               --
     Deposits and other ..............................................          25,756               --               --
     Cash advances - affiliates ......................................              --             (614)         (92,290)
                                                                          ------------     ------------     ------------
               Net cash used in investing activities .................     (10,006,649)         (84,082)        (652,109)

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of Stock .................................      22,932,036        2,113,252        1,321,888
     Proceeds from issuance of Notes .................................         650,000               --          674,000
     Repayment of Notes ..............................................        (959,861)        (197,188)         (80,972)
                                                                          ------------     ------------     ------------
               Net cash provided by financing activities .............      22,622,175        1,916,064        1,914,916
                                                                          ------------     ------------     ------------

Net increase in cash .................................................      11,580,453          549,497          376,675
Cash at beginning of period ..........................................       1,113,594          564,097          187,422
                                                                          ------------     ------------     ------------
Cash at end of period ................................................    $ 12,694,047     $  1,113,594     $    564,097
                                                                          ============     ============     ============

Supplemental disclosures of cash flow information:
      Cash paid for interest .........................................    $     80,851     $     63,849     $     20,899
      Cash paid for income taxes .....................................         254,541               --               --
Supplemental disclosure of noncash investing and financing activities:
  Common stock issued for common stock of subsidiary .................       9,107,940               --            5,000
  Conversion of notes payable to preferred stock .....................              --           35,000          214,000
  Issuance of note payable, net of discount,
    for patents and trademarks .......................................              --               --          243,160
  Notes received in exchange for patents and trademarks ..............              --               --           30,000
  Note received in exchange for fixed assets .........................              --               --          112,718
  Increase in additional paid-in capital as a result of
       recording deferred compensation ...............................          81,360               --               --


See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

        The Company was incorporated in the state of Florida on April 8, 1992, and commenced operations for the purpose of designing, developing, and marketing disposable urological catheters and other medical devices. Prior to October 30, 1996 the Company was considered a development stage company under the guidelines of Statement of Financial Accounting Standards No. 7. On October 30, 1996 the Company closed on its initial public offering ("IPO") of common stock which generated net proceeds of approximately $17.8 million and acquired all of the common stock of BMT, Inc. ("BMT"). BMT designs, develops manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. The Company's principal markets are in the United States, Western Europe and Japan.

Principles of Consolidation

        The consolidated financial statements include the assets and liabilities of the Company and its subsidiaries, all of which are wholly owned. The results of operations of entities purchased during the year are included in the accompanying consolidated statements of operations since acquisition. All significant intercompany transactions have been eliminated in consolidation.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out method.

Property, Plant and Equipment

        Property, plant and equipment is recorded at cost. Depreciation is calculated using straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 15 years.

Intangible Assets

        Intangible assets consist primarily of values assigned to the excess of cost over the assigned value of the net assets acquired ($12,280,869), patents and trademarks ($650,160) and other intangibles ($67,865). Intangible assets are amortized using the straight-line method over periods of five to twenty years. The increase in intangible assets during 1996 is attributable to the acquisition of BMT. Management evaluates the recoverability of these net assets on a periodic basis based on the projected cash flows from estimated future sales.

Income Taxes

        The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss, and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Revenue Recognition - Revenue is recognized by the Company upon the actual shipment of goods.

Research and Development Cost - Research and development costs are expensed as incurred.

Net Loss Per Share

        Net loss per share amounts are based on the weighted average number of common shares and common share equivalents (if dilutive) resulting from options and warrants outstanding during the periods, after giving retroactive effect to the common stock reverse stock split and the conversion of preferred shares into common shares at their respective issuance dates as discussed in note 5.

Estimates

        The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock-Based Compensation

        Effective January 1, 1996, the Company adopted the footnote disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 encourages entities to adopt a fair-value based method of accounting for stock options of similar equity instruments. However, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (ABP 25). The Company has elected to continue to apply the provisions of APB 25 and provide pro forma footnote disclosures required by SFAS No. 123.

2.      INVENTORIES

Inventories at December 31 consist of the following:

                                                     1996                1995
                                                  ----------          ----------
Finished goods .........................          $  748,268          $       --
Work-in-process ........................           1,100,104                  --
Raw materials and supplies .............             774,440               9,590
                                                  ----------          ----------
                                                  $2,622,812          $    9,590
                                                  ==========          ==========

3.      PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at December 31 consists of the following:

                                                    1996                1995
                                                -----------         -----------
Land and building ......................        $ 2,414,914         $        --
Machinery and equipment ................          2,955,253             109,370
Office furniture and equipment .........            649,301              57,374
                                                -----------         -----------
  Total ................................          6,019,468             166,744
Less accumulated depreciation ..........         (1,476,518)            (24,423)
                                                -----------         -----------
Property, plant and equipment, net .....        $ 4,542,950         $   142,321
                                                ===========         ===========

4.      NOTES PAYABLE, SECURED PROMISSORY NOTES AND LONG-TERM DEBT

Notes payable, secured promissory notes, and long-term debt at December 31 consists of the following:

                                                                                           1996            1995
                                                                                           ----            ----
Notes payable under bank line of credit agreement:
  Maximum borrowings are the lesser of $1,200,000 or 75% of eligible accounts receivable, plus 50% of eligible inventory as defined. Interest at the bank's prime rate is payable monthly. The prime rate was 8.25% at December
    31, 1996. The line of credit agreement is payable on demand and is collateralized by certain trade receivables, inventory and
    equipment, in aggregate totaling approximately $9.7 million ......................  $ 150,000       $        --
                                                                                      ===========       ===========

Secured promissory notes:
  12% secured promissory notes due December 31, 1996 with interest payable quarterly, secured by an interest in certain patents. The notes were fully
    repaid in November 1996 ..........................................................         --           390,000
                                                                                      ===========       ===========

Long-term debt:
  Bank term note payable to bank monthly, with interest at the bank's prime rate
    (8.25% at December 31, 1996) plus .5% based upon a seven year amortization.
    The note matures in October of 1999 and is collateralized by certain trade receivables, inventory and equipment, in aggregate totaling approximately
    $9.7 million .....................................................................  1,073,664                --

  Mortgage note payable with monthly principal and interest payable at the bank's prime rate (8.25% at December 31, 1996) plus .5%. The note matures in
    October of 2007 and is collateralized by the plant land and building .............  1,156,137                --
                                                                                      -----------       -----------
                                                                                        2,229,801                --
        Less current maturities ......................................................    442,364                --
                                                                                      -----------       -----------
                                                                                      $ 1,787,437       $        --
                                                                                      ===========       ===========


        The loan agreements contain certain restrictive covenants and provide for the maintenance of certain financial requirements. The Company has satisfied all covenants and requirements at December 31, 1996.

        Long-term debt matures as follows:

Year ending December 31,
1997 ...........................................................      $  442,364
1998 ...........................................................         483,677
1999 ...........................................................         370,190
2000 ...........................................................          88,098
2001 ...........................................................          96,123
2002 and thereafter ............................................         749,349
                                                                      ----------
                                                                      $2,229,801
                                                                      ==========

5. STOCKHOLDERS' EQUITY

Initial Public Offering

        In October 1996, the Company closed an IPO of 3,350,000 shares of common stock which generated net proceeds of $17,803,352, a portion of which was used to fund the acquisition of BMT. Management intends to use the remainder for clinical trials, marketing and sales, research and development, and working capital requirements. In conjunction with the Company's IPO, all outstanding shares of convertible preferred stock were converted to 1,252,672 shares of common stock and all outstanding shares of non-voting common stock were converted to 285,715 shares of common stock. Prior to the closing of the IPO, the Company had 10,281,268 authorized shares, and 1,252,672 issued and outstanding shares of convertible preferred stock.

Reverse Stock Split

        The Company effected a 1 for 3.5 reverse stock split of all stock effective October 18, 1996. The effect of the reverse stock split has been reflected for all periods presented in the accompanying financial statements.

Stock Warrants

        Concurrent with the Company's IPO, warrants to purchase 1,428,571 shares of common stock were exercised for $5 million. Subsequent to the IPO, warrants to purchase 25,923 shares of common stock for $90,730 were exercised.

Fixed Stock Option Plan

        Under the Company's 1994 Stock Option Plan ("Plan"), the Company may grant options to its employees, directors and consultants for up to approximately 1.4 million shares of common stock. Options granted may be either incentive stock options or non-qualified stock options. The exercise price of each option is at least equal to the market price of the Company's stock on the date of grant and an option's maximum term is ten years. Options must be granted by March 31, 2004. Options are generally granted at the inception of employment or engagement and generally vest over a five year period.

        A summary of the activity of the Plan follows:

                                                              Years Ended
                                    -----------------------------------------------------------------
                                             1996                  1995                   1994
                                    --------------------- ----------------------  -------------------
                                               Weighted-               Weighted-            Weighted-
                                                Average                Average              Average
                                     Shares    Exercise    Shares      Exercise    Shares   Exercise
                                      (000)      Price      (000)        Price      (000)     Price
                                    --------- ----------- ---------    --------   -------- ---------
Outstanding at beginning of year        1,116    $   0.67     1,233    $  0.630         --   $     --
  Granted ......................           77        4.67        47       0.700      1,233       0.63
  Exercised ....................          (54)       0.70       (86)      0.004         --         --
  Canceled .....................          (11)       0.70       (78)      0.700         --         --
                                     --------              --------               --------
Outstanding at end of year .....        1,128        0.95     1,116       0.670      1,233       0.63
                                     ========              ========               ========

Options exercisable
   at year-end .................          572                   450                    324
Weighted-average fair
   value of options granted
   during the year .............     $   3.38              $   0.48

The following table summarizes information about fixed stock options outstanding at December 31, 1996:

                        Options Outstanding
                   -----------------------------
                     Number                            Options
                   Outstanding    Weighted-Avg.      Exercisable
                   at 12/31/96      Remaining        at 12/31/96
  Exercise Price      (000)     Contractual Life        (000)
  --------------   -----------  ----------------     ------------
    $  .004             43          7.8 years             18
       .700          1,007          7.6                   46
      1.750              6          9.3                    4
      4.900             72          9.7                    4
                   -------                            ------
                     1,128          7.7                  572
                   =======                            ======

        The weighted-average exercise price of options outstanding and options exercisable at December 31, 1996 and 1995 was $0.95 and $0.71, respectively.

        Had compensation cost for the Company's stock-based compensation plan been determined consistent with SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

                                                    1996             1995
                                                    ----             ----

    Net loss:           As Reported..........  $ (2,620,710)     $ (1,513,747)
                        Pro forma............  $ (2,664,111)     $ (1,515,661)

    Primary loss        As Reported..........  $      (0.45)     $      (0.36)
      per share:        Pro forma............  $      (0.46)     $      (0.36)



        The effects of calculating compensation cost under SFAS No. 123 for the years ending December 31, 1996 and 1995, may not be representative of the effects that this calculation may have on reported net losses or income for future years.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 0% for both years; expected volatility of 113% and 107%; risk-free interest rates of 6.6% and 6.1%, and expected lives of 3.9 and 3.8 years.

        The Company has recorded as deferred compensation expense the excess of the fair value of the common stock at the date of grant over the exercise price. The compensation expense will be amortized ratably over the vesting period of the options and will aggregate a maximum of $81,360. Amortization expense for the year ended December 31, 1996 was $18,654.

1996 Employee Stock Purchase Plan

        In October 1996, the Company adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), and reserved 250,000 common shares for issuance under the Purchase Plan. Under the terms of the Purchase Plan, employees may purchase common shares at 85% of the shares' fair market value. Eligible employees elect to participate through payroll deductions at the maximum level established by the board of directors, but not to exceed 15% of the participants base pay, as defined. No shares have been issued from the Purchase Plan as of December 31, 1996.

Employee Benefit Plan

        The Company has established a defined contribution employee benefit plan ("Benefit Plan") pursuant to Section 401(k) of the Internal Revenue Code. Employees who have completed one year of service, and have attained the age of twenty-one, are eligible to participate in the Benefit Plan. Participants may elect to make salary deferral contributions of up to 15% of their compensation. The Company makes matching contributions of up to 4% of each participant's compensation. The Company made matching contributions of approximately $16,000 for the year ended December 31, 1996.

Increase in Authorized Shares

        In October 1996, the shareholders approved an amendment to the Articles of Incorporation to provide authorized capital stock of 31,000,000 common shares and 16,000,000 undesignated preferred shares effective upon the closing of the IPO.

6. INCOME TAXES

        There was no Federal income tax expense in 1996, 1995, and 1994 due to net operating losses. The difference between the expected tax benefit and actual tax benefit is primarily attributable to the effect of these net operating losses being offset by an increase in the Company's valuation allowance.

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

                                                            December 31,
                                                   ----------------------------
                                                      1996             1995
                                                   -----------      -----------
Deferred tax assets:
   Acquired net operating
      loss carryforwards .....................     $   372,000      $        --
   Research and development credits ..........          80,000               --
   Inventory capitalization and allowances ...          27,000               --
   Start up and organization costs ...........         570,703          434,065
   Net operating loss carryforwards ..........       1,024,578          614,285
   Allowance for doubtful accounts ...........         112,657           87,657
   Other .....................................          72,000               --
                                                   -----------      -----------
        Total ................................       2,258,938        1,136,007
   Less valuation allowance ..................      (1,900,438)      (1,136,007)
                                                   -----------      -----------
   Total gross deferred tax assets ...........         358,500               --

Deferred tax liability:
   Depreciation ..............................      (1,017,000)              --
                                                   -----------      -----------

   Net deferred tax liability ................     $  (658,500)     $        --
                                                   ===========      ===========

        The net current and long-term deferred tax asset and liability are reflected in the financial statements as:

Current deferred tax asset .......................................   $ 124,000
Long-term deferred tax liability .................................    (782,500)
                                                                     ---------
                                                                     $(658,500)
                                                                     =========

The valuation allowance for deferred tax assets as of January 1, 1996 and 1995 was $1,136,007 and $571,380, respectively. The net change in the total valuation allowance for the years ended December 31, 1996 and 1995 was an increase of $764,431 and $564,627, respectively. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that all or a portion of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of valuation allowances at December 31, 1996. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be recognized as an income tax benefit to be reported in the statement of operations.

        At December 31, 1996 the Company had total tax net operating losses of approximately $4,400,000 that can be carried forward to reduce federal income taxes. If not utilized, the tax loss carryforwards expire beginning in 2007.

        Under the rules of the Tax Reform Act of 1986, the Company has undergone a greater than 50% change of ownership. Consequently, a certain amount of the Company's net operating loss carryforwards available to offset future taxable income in any one year may be limited. The maximum amount of carryforwards available in a given year is limited to the product of the Company's value on the date of ownership change and the federal long-term tax-exempt rate, plus any limited carryforwards not utilized in prior years.

7. BUSINESS ACQUISITION

      On October 30, 1996, simultaneous with the Company's closing of its IPO, all of the issued and outstanding common stock of BMT was acquired. The shareholders of BMT received, in the aggregate, a combination of $10,000,060 cash and 2,499,990 newly issued shares of common stock valued at $9,107,940. The acquisition was accounted for as a purchase. Accordingly, the purchase price was allocated, based on estimated fair value, to the net tangible assets and identifiable in-process research and development projects that had not reached technological feasibility. The excess of the purchase price over the fair value of the acquired net tangible and identifiable assets was recorded as goodwill and is being amortized over 20 years on a straight line basis. The amount allocated to in-process research and development projects was written-off to expense in November, 1996. The allocation of the purchase price is summarized as follows:

          Assets acquired                                        $  7,912,219
          Liabilities assumed                                      (3,979,331)
          Expensed in-process research and development                783,000
          Net fair market value of property, plant
              and equipment acquired in excess of book value        2,111,243
          Goodwill                                                 12,280,869
                                                                 ------------
            Total                                                $ 19,108,000
                                                                 ============

      BMT's results of operations are included in the accompanying consolidated statements of operations since November 1, 1996.

      The unaudited pro forma supplemental information on the results of operations, exclusive of a non-recurring charge (the charge associated with in-process research and development projects has not been reflected in the following pro forma summary as it is non-recurring) for the years ended December 31, 1996 and 1995 include the acquisition as if they had occurred at the beginning of the respective years.

                                         1996                1995
                                     ------------        ------------
          Revenues                   $ 14,634,838        $ 14,257,413
          Net loss                       (483,601)            (84,428)
          Loss per share                    (0.04)              (0.01)

      The unaudited pro forma financial information is not necessarily indicative of either the results of operations that would have occurred had the acquisition been effected at the beginning of the respective preceding years or of future results of operations of the combined companies.

8. RELATED PARTY TRANSACTIONS

        In 1994, non-affiliated corporations were formed by certain stockholders of the Company. Cash and other non-core business assets totaling $235,008 were transferred to those corporations in exchange for 8% promissory notes. The notes are payable on demand and a valuation allowance for the full amount has been established to account for possible non-collection of the notes. In June 1996, approximately $200,000 principal amount of the notes was converted into common stock of a corporation owned by certain stockholders of the Company. After this conversion, the Company held less than 10% of the outstanding stock of the corporation. The balance of $35,008 remains outstanding as a promissory note from SilvaFoam Corporation and U.S. Infusion Care, Inc.

9. LEASE OBLIGATIONS AND COMMITMENTS

        The Company leases office and warehouse space and certain equipment under operating leases that expire over a period of two to four years. Minimum future obligations under noncancelable operating leases as of December 31, 1996 are as follows:

                  Year                                   Amount
                  ----                                 ----------
                  1997...............................  $ 103,402
                  1998...............................    101,273
                  1999...............................     37,017
                  2000...............................     24,678
                                                       ---------
                  Total..............................  $ 266,370
                                                       =========

        Total rent expense for operating leases in 1996, 1995, and 1994 was approximately $54,500, $36,200, and $23,300, respectively.

10. MAJOR CUSTOMERS AND EXPORT SALES

        Net sales to one customer amounted to 21% of total net sales for the year ended December 31, 1996. Outstanding receivables from this customer at December 31, 1996 approximated 21% of total gross accounts receivable.
               Export sales by major geographic area are as follows:

Western Europe ..................................................     $  286,470
Japan ...........................................................         54,264
Other ...........................................................         11,458
                                                                      ----------
                                                                      $  352,192
                                                                      ==========

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
UroQuest Medical Corporation:

   We have audited the accompanying consolidated balance sheets of UroQuest Medical Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, and cash flows for each of the years in the three year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UroQuest Medical Corporation and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                       KPMG Peat Marwick LLP


Salt Lake City, Utah
February 10, 1997

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

   The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Report. The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors discussed under "Business" and elsewhere in this Report.

   UroQuest Background

   The Male On-Command Catheter was originally designed and developed by Richard
C. Davis, M.D., the principal founder and Chief Science Officer of the Company. In December 1986, the technology underlying the Male On-Command Catheter was licensed to Surgitek, a urological and plastic surgery products subsidiary of Bristol-Myers Squibb Company. Surgitek spent approximately five years and substantial sums advancing the technology, engineering prototype catheters, conducting clinical trials and preparing regulatory filings for the Male On-Command Catheter. In 1992, Surgitek was acquired by Cabot Medical Corporation, and as a result of nonperformance under the license agreement, the technology relating to the Male On-Command Catheter reverted back to Dr. Davis and was transferred to UroCath, a wholly owned subsidiary of UroQuest, in February 1993.

   In November 1994, UroQuest hired a new Chief Executive Officer to facilitate the regulatory approval process, including necessary clinical trials, commercialize the On-Command Catheter and to seek additional funding to support UroQuest's operations. In December 1994, UroQuest secured all remaining intellectual property rights related to the Female On-Command Catheter. UroQuest also intensified its efforts in design and engineering refinements, manufacturing tooling, production testing and regulatory filings in connection with conducting clinical trials in the United States of the Male On-Command Catheter and initiating clinical trials for the Female On-Command Catheter. In June 1995, UroQuest raised $2.2 million pursuant to the issuance of Preferred Stock to Warburg and Vertical, allowing UroQuest to continue its efforts to develop and commercialize the On-Command Catheter. The Company completed an IPO in October 1996 with net proceeds to the Company of approximately $17.8 million.

   The Company expects to derive a substantial majority of its future revenues from sales of the On-Command Catheter. Although the operations of BMT are expected to be the sole source of revenues in the short-term, the Company's long-term revenues and future success are substantially dependent upon its ability to market and commercialize the On-Command Catheter in the United States and abroad. The life cycle of the On-Command Catheter is difficult to estimate, particularly in light of current and future technological developments, competition and other factors.

   The Company has a limited history of operations and has experienced substantial operating losses since inception. Notwithstanding the acquisition of BMT, the Company expects its operating losses to continue until the On-Command Catheter reaches necessary market acceptance as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities, and research and development. There can be no assurance that the Company will achieve or sustain profitability in the future.

   Acquisition of BMT

   On October 30, 1996, concurrent with the closing of the IPO, the Company acquired BMT, which became a wholly owned subsidiary of the Company. BMT develops, manufactures and markets a line of proprietary silicone medical device products as well as provides engineering design, development and manufacturing services for silicone products on an OEM basis for other medical device companies. BMT is one of a limited number of specialty manufacturers of silicone catheters in the United States. Prior to the acquisition, BMT was a contract manufacturer for the Company.

   In the acquisition, shareholders of BMT received, in the aggregate, a combination of $10 million cash and 2,500,000 newly issued shares of Common Stock. The acquisition was accounted for under the purchase method of accounting and resulted in goodwill of approximately $12.3 million. Amortization of such goodwill and other depreciation charges related to the acquisition, totaling approximately $823,000 annually, will negatively impact the Company's consolidated results of operations. The financial statements and operations of the Company include the operations of BMT from October 30, 1996 (the date of the BMT acquisition).

   The Company believes the acquisition provides a number of significant benefits. The acquisition enables the Company to control its own manufacturing source while providing necessary capacity and flexibility in the manufacturing process, as well as expands the Company's limited product line and experience which has focused primarily on the On-Command Catheter. The product development and engineering expertise of BMT is also being utilized by the Company to develop additional On-Command Catheter products and other new devices related to the management and diagnosis of urological disorders.

   The ongoing operations of BMT are expected to provide a source of revenues and cash flow while the Company completes its clinical testing and prepares to market the On-Command Catheter. There can be no assurance, however, that such revenues and cash flow or BMT's current profitability and growth rate will continue in the future or that the expected benefits of the acquisition will be realized. The acquisition of BMT constitutes the Company's first acquisition of another business. BMT's operations are significantly different in many respects from the Company's current operations, and the acquisition may result in a number of unforeseen difficulties and problems that could have a material adverse effect on the Company's business, financial condition and results of operations.

   BMT Background

   The business of BMT was commenced in 1971 to develop tracheal and endotracheal tubes for airway management and has expanded to include various other medical device products. BMT has utilized its product development expertise and production capabilities to manufacture silicone medical device products on an OEM basis, including components, assemblies and finished devices for use in gastroenterology, urology, cardiopulmonary, parenteral and diagnostic applications.

   In December 1987, the business of BMT was acquired by Synthelabo, a pharmaceutical division of L'Oreal S.A. In October 1992, the business was acquired from Synthelabo by the existing executive officers and certain other employees of BMT in a management buyout for approximately $7 million. These officers and employees have continued to operate the business of BMT since the buyout.

   Over the past three years, BMT has implemented various management strategies to increase sales and profitability. These strategies have included elimination of low margin products, expansion of BMT's line of proprietary products, investment in research and development, and improvements in manufacturing facilities and capabilities. BMT operates under GMPs and has obtained ISO-9001 certification and CE mark status.

RESULTS OF OPERATIONS

   Net sales and cost of sales. The Company had no material sales in 1994 or 1995. Sales of $2,299,895 in 1996 related to BMT sales in November and December of proprietary airway management products and other medical devices products to OEM customers. Cost of sales of $1,308,730 related to the those sales.

Research and development. Research and development expenses include clinical testing and regulatory expenses. For the year ended December 31, 1996, research and development expenses increased to $2,173,312 from $1,106,631 for the year ended December 31, 1995. This increase was due primarily to hiring of clinical personnel, conducting clinical trials in 1996 and implementing improvements in product design and the manufacturing process. Included in the 1996 expense was a $783,000 write-off of in-process research and development costs related to the acquisition of BMT. Also included in 1996 were two month's research and development expenses related to BMT totaling $213,122. Research and development expenses increased to $1,106,631 in 1995 from $431,295 in 1994 resulting primarily from the transfer of certain personnel to research and development functions in 1995 from general and administrative functions in 1994 and manufacturing costs incurred to produce devices used in clinical trials. The increase in research and development expenses in 1995, as compared to 1994, is also attributable to costs associated with commencing clinical trials of the Male On-Command Catheter, including legal and other fees related to regulatory matters, the increased number of research and development employees and amortization of approximately $79,000 related to patents purchased by UroQuest in December 1994. Research and development expenses are expected to continue to increase for the foreseeable future.

   General and administrative. General and administrative expenses increased to $1,091,857 for the year ended December 31, 1996 from $397,523 for the year ended December 31, 1995. This increase was attributable primarily to public company administration expenses. Also included in 1996 were two month's general and administrative expenses related to BMT totaling $413,319. General and administrative expenses decreased to $397,523 in 1995 from $483,399 in 1994 due primarily to the transfer of certain personnel to research and development functions in 1995 from general and administrative functions in 1994. General and administrative expenses are expected to continue to increase as the Company hires additional personnel to support anticipated expansion of the Company's business.

   Sales and marketing. Sales and marketing expenses increased to $297,587 for the year ended December 31, 1996 from $46,262 for the year ended December 31, 1995. This increase was primarily attributable primarily to the inclusion of two month's sales and marketing expenses related to BMT totaling $256,991. Sales and marketing expenses increased to $46,262 in 1995 from $30,257 in 1994 due principally to costs associated with UroQuest retaining a sales and marketing consultant.

   Other income (expense), net. Other income (expense), net increased to income of $41,863 in 1996 from $36,669 in 1995. Interest income increased to $124,227 in 1996 from $60,688 in 1995, primarily as a result of interest income earned on net cash and cash equivalents obtained from the IPO. Interest expense increased to $82,364 in 1996 from $54,809 in 1995. Included in 1996 were two month's interest expense related to BMT totaling $33,201. Other income (expense), net increased to income of $36,669 in 1995 from an expense of $260,663 in 1994. This change resulted primarily from a bad debt reserve in 1994 which was not incurred in 1995. In exchange for the sale of assets unrelated to the urology business in 1994 to corporations owned by certain stockholders of the Company, UroQuest received promissory notes totaling $235,008 from such corporations. The notes were reserved in full as it was probable that the Company would not collect the full amount of the notes. In June 1996, approximately $200,000 principal amount of the notes due from Trek Medical Corporation (a company formed in June 1994 by certain stockholders of the Company) was converted into common stock of Trek Medical Corporation. The balance of $35,008 remains outstanding as a promissory note from SilvaFoam Corporation and U.S. Infusion Care, Inc. The total $35,008 of notes receivable is reserved in full. The net change to 1995 from 1994 also resulted from an increase of approximately $56,000 in interest income partially offset by an increase of approximately $25,000 in interest expense.

   Provision for income taxes. The Company has not generated any taxable income to date and, therefore, has not paid any federal income taxes since its inception. The Company accounts for income taxes under

Statement of Financial Accounting Standards No. 109 ("FAS 109"). Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances, in amounts equal to the net deferred tax assets as of December 31, 1996, 1995 and 1994, have been established in each period to reflect these uncertainties. At December 31, 1996, UroQuest and BMT had net operating losses, for tax purposes, of approximately $3,300,000 and $1,093,000, respectively, that can be carried forward to reduce federal income taxes. However, utilization of net operating losses and any tax credit carryforwards will be subject to annual limitations due to the ownership change limitations of the Internal Revenue Code of 1986, as amended, and similar state provisions.

LIQUIDITY AND CAPITAL RESOURCES

   The Company has financed its operations primarily through the public and private sale of equity securities and through bank-provided working capital financing, short-term borrowings and equipment lease financing. Since inception, the Company has raised approximately $26.8 million in net proceeds of equity financing.

   In December 1994, UroQuest issued $390,000 of 12% secured promissory notes due December 31, 1996. The notes were repaid in November 1996. In connection with such placement, UroQuest issued and the holders of such notes exercised approximately 26,000 warrants for Common Stock at an exercise price of $3.50 per share.

   During the year ended December 31, 1996 and the year ended December 31, 1995, UroQuest consumed cash in operations of $1,035,073 and $1,282,485, respectively. The decrease in cash used in operations in 1996 from 1995 was due primarily to cash provided by BMT's operations. During the 1996 year, the Company issued 10% demand promissory notes totaling $500,000. The notes were repaid by year end.

   The Company's primary internal source of liquidity presently consists of existing borrowings and cash generated from BMT's operations. The Company's primary external sources of liquidity are public and private debt and equity financings and bank-provided debt financing.

   As of December 31, 1996 and December 31, 1995, the Company had cash and cash equivalents of $12,694,047 and $1,113,594, respectively. The increase since December 31, 1995 was due primarily to the net cash provided by the public sale of common stock and the exercise of $5 million of stock warrants. As of December 31, 1996, the Company had no significant noncancelable commitments for capital expenditures or raw material purchases, although the Company may enter into such commitments in the future.

   The Company's capital requirements depend on numerous factors, including the extent to which the On-Command Catheter and other products gain market acceptance, actions relating to regulatory and reimbursement matters, progress of clinical trials, the effect of competitive products, the cost and effect of future marketing programs, the resources the Company devotes to manufacturing and developing its products, the success of proprietary airway management products and OEM sales, general economic conditions and various other factors. The timing and amount of such capital requirements cannot adequately be predicted. Consequently, although the Company believes that the net proceeds from its IPO, together with existing borrowings and cash anticipated to be generated from BMT's operations, will provide adequate funding for its capital requirements in the foreseeable future, there can be no assurance that the Company will not require additional funding or that such additional funding, if needed, will be available on terms satisfactory to the Company, if at all. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant restrictive covenants. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company expects its operating losses to continue until the On-Command Catheter reaches necessary market acceptance as it continues to expend substantial resources in funding clinical trials in support of regulatory and reimbursement approvals, expansion of marketing and sales activities, and research and development. In addition, the Company's results of operations may fluctuate significantly during future quarterly periods. The Company plans to implement an aggressive marketing and growth strategy, and all management estimates regarding liquidity and capital requirements are subject to the factors discussed above and those set forth under "Risk Factors" in the Company's Form 10-K.

   The statements contained in this Report that are not purely historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements involve various risks and uncertainties and include statements regarding the Company's product developments, commercial opportunities, regulatory approval, expectations, strategies, plans and intentions for the future. All forward-looking statements are made as of this date, based on information available to the Company as of such date, and the Company assumes no obligation to update any forward-looking statement. It is important to note that such statements may not prove to be accurate, and that the Company's actual results and future events could differ materially from those anticipated in such statements. Among the factors that could cause actual results to differ materially from the Company's expectations are described below and elsewhere in this Report. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this Section and other factors included elsewhere in this Report.

                             SELECTED FINANCIAL DATA

                                                                                                                     Period from
                                                                            Year Ended                                Inception
                                                    ---------------------------------------------------------    (April 8, 1992) to
                                                       1996           1995           1994             1993          Dec. 31, 1992
                                                    -----------    -----------    -----------      -----------      -------------
OPERATING DATA (1):
Net sales .....................................     $ 2,299,895    $        --    $     2,801      $       979      $        --
Cost of sales .................................       1,308,730             --          2,381              832               --
Gross profit ..................................         991,165             --            420              147               --
Research and development expenses .............       2,173,312      1,106,631        431,295          120,531               --
General and administrative expenses ...........       1,091,857        397,523        483,399          156,647           11,234
Sales and marketing expenses ..................         297,587         46,262         30,257           38,392               --
Amortization of goodwill ......................          90,982             --             --               --               --
Operating  loss ...............................      (2,662,573)    (1,550,416)      (944,531)        (315,423)         (11,234)
Other income (expense), net ...................          41,863         36,669       (260,663)              --               --
Net loss ......................................      (2,620,710)    (1,513,747)    (1,205,194)        (315,423)         (11,234)
Net loss per common share (2) .................           (0.45)         (0.36)         (0.36)           (0.21)           (0.01)
Shares used in computing net loss per share (2)       5,768,198      4,156,968      3,382,974        1,502,596        1,428,571

                                                                                  December 31,
                                                -------------------------------------------------------------------------------
                                                    1996             1995             1994             1993             1992
                                                -----------      -----------      -----------      -----------      -----------
BALANCE SHEET DATA (1):
  Cash and  cash equivalents ..............      12,694,047        1,113,594          564,097          187,422               --
  Working capital .........................      15,991,290          463,594          325,723           33,491          (38,300)
  Total assets ............................      35,039,517        1,721,027        1,205,273          221,581           32,566
  Long-term debt, excluding current portion       1,787,437               --          552,188               --               --
  Accumulated deficit .....................      (5,666,308)      (3,045,598)      (1,531,851)        (326,657)         (11,234)
  Stockholder's equity (3) ................      30,486,314        1,047,126          412,621           65,560           (6,234)

(1) On October 30, 1996, concurrent with the closing of Company's initial public offering, the Company completed its acquisition of BMT, Inc The transaction, which was accounted for as a purchase, was effected through the payment of $10 million cash, and the issuance of 25 million newly issued shares of UroQuest Common Stock.

(2) Restated to reflect the impact of preferred shares' conversion to common shares in connection with the Company's initial public offering.

(3) On October 24, 1996 the Company sold 3,350,000 shares of Common Stock in its initial public offering at $600 per share Concurrent with the offering, warrants totaling 1,428,572 shares were exercised at $350 per share Combined, the Company realized net proceeds of $22,803,350.

              SELECTED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                        Three Months Ended
                                  ---------------------------------------------------------------
                                    March 31,         June 30,      September 30,     December 31,
                                  -----------      -----------      ------------     ------------
YEAR ENDED DECEMBER 31, 1996
Net sales ...................     $        --      $        --      $        --      $ 2,299,895
Gross profit ................              --               --               --          991,165
Operating  loss .............        (446,232)        (363,754)        (352,908)      (1,499,679)
Net loss ....................        (446,793)        (370,041)        (364,873)      (1,439,003)
Net loss per common share (1)           (0.10)           (0.08)           (0.08)           (0.15)

YEAR ENDED DECEMBER 31, 1995
Net sales ...................              --               --               --               --
Gross profit ................              --               --               --               --
Operating  loss .............        (274,771)        (368,532)        (371,579)        (535,534)
Net loss ....................        (282,681)        (343,659)        (364,531)        (522,876)
Net loss per common share (1)           (0.08)           (0.09)           (0.08)           (0.12)

(1) Restated to reflect the impact of preferred shares' conversion to common shares in connection with the Company's initial public offering.

  MARKET PRICE FOR THE COMPANY'S COMMON STOCK AND RELATED MATTERS (UNAUDITED)

The Company's stock is traded on the Nasdaq National Market under the Symbol:
UROQ.

The Company's stock commenced trading on October 24, 1996 following the Company's IPO.

The following table shows the market range for the Company's Common Stock:

                                                           High           Low
                                                        ---------      --------
Fourth Quarter (since October 24, 1996) ...........     $   10.25      $   5.25

At December 31, 1996, there were approximately 149 record holders of the Company's Common Stock.

The closing price of the Registrant's Common Stock as reported by The Wall Street Journal on March 21, 1997 was $6.875.

The Company has never declared or paid dividends on its stock and does not anticipate paying paying dividends in the foreseeable future.

EXECUTIVE OFFICERS                               SHAREHOLDER INFORMATION
-------------------------------------     --------------------------------------
TERRY E. SPRAKER, PH.D.                        CORPORATE HEADQUARTERS
    President                                    UroQuest Medical Corporation
    Chief Executive Officer                      173 Constitution Drive
                                                 Menlo Park, CA  94025
TOM E. BRANDT                                    Phone: (650) 463-5180
    Vice President, Operations                   Fax: (650) 463-5181
    Chief Operating Officer
                                               INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
JEFFREY L. KAISER                                Ernst & Young, LLP
    Vice President                               1451 California Ave.
    Chief Financial Officer                      Palo Alto, CA  94304
    Secretary and Treasurer
                                               REGISTRAR AND STOCK TRANSFER AGENT
KEITH W. L. WARD                                 ChaseMellon Shareholder Services
    Vice President, International                50 California Street, 10th Floor
                                                 San Francisco, CA  94111

BOARD OF DIRECTORS                             STOCK LISTING
-------------------------------------            The Company's Common Stocktrades
RICHARD C. DAVIS, JR., M.D.                      on the NASDAQ Exchange
    Chairman of the Board                        under the symbol UROQ

TERRY E. SPRAKER, PH.D.                        COUNSEL
    President                                    Wilson, Sonsini, Goodrich & Rosati
    Chief Executive Officer                      650 Page Mill Road
                                                 Palo Alto, CA  94304
GARY E. NEI
    Chairman of the Board                      SHAREHOLDER INQUIRIES
    B&B Publishing                               For information about UroQuest Medical
                                                 Corporation and its subsidiaries, including
                                                 copies of Annual Reports, Form 10-K and
                                                 10-Q documents and other available financial
ELIZABETH H. WEATHERMAN                          information, please contact in writing:
    Managing Director
    E. M. Warburg, Pincus & Co., Inc.
                                                   UroQuest Medical Corporation
TOM E. BRANDT                                      Attn: Investor Relations
    Vice President, Operations                     173 Constitution Dr.
    Chief Operating Officer                        Menlo Park, CA  94025

                                               ANNUAL MEETING
JACK W. LASERSOHN                                UroQuest Medical Corporation's annual
      Managing Director                          meeting of shareholders will be held on
      The Vertical Group, Inc.                   September 25, 1997 at 9:00 a.m.
                                                 at the Corporate Offices

MAYNARD RAMSEY, III, M.D., PH.D.
    Chief Executive Officer and
    Chief Science Officer
    AARSCO Medical Systems, Inc.


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